UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

1, rue Hildegard Von Bingen, 1282, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: x Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: o No: x

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: o No: x

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Executive Officers and Directors

Atento, S.A. (“Atento”) announced today that its Board of Directors has appointed Dimitrius Oliveira, previously South America Regional Director, to succeed Carlos López-Abadia as Atento’s chief executive officer (CEO), effective immediately. The incoming CEO has also been appointed as a member of the Board of Directors of Atento.

In addition, Atento’s Board of Directors has appointed Anil Bhalla, board member since May 2022, as Executive Chairman, replacing Robert. W. Payne, who will continue as a non-executive director.

Carlos also resigned as a member of the Board of Directors effective immediately, while he will continue providing advisory services to Atento for a transitory period.

Dimitrius has more than 20 years’ experience in the technology and business services sectors leading sales, after-sales and operations functions for multinational companies such as Atento, Avaya, Ericsson, Nokia, Siemens, Genesys and Contax. Most recently he served as Vice President of Operations for Mutant, formerly Genesys Prime, a leading provider of digital customer experience solutions in Brazil. Prior to joining Mutant, Dimitrius served as Atento Global Commercial Director and Brazil Multisector Director from 2015 to 2017. Dimitrius has a degree in engineering, with a specialization in building and leading customer centric organizations, from Harvard Business School, as well as an MBA in Marketing from ESPM School of Advertising and Marketing, with a specialization in Leadership from the São Paulo Business School and an electrical engineering degree from Universidade de Mogi das Cruzes in Brazil.

On November 30, 2022, Atento also issued a press release announcing the new appointments, a copy of which is filed as Exhibit 99.1 to this Report.

Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. In particular, these forward-looking statements include those about the effects on Atento and its growth of executive officer and director changes. These statements reflect only Atento’s current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients' needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; Atento’s ability to recover consumer receivables on behalf of its clients; and the on-going effects of COVID-19. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission. These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: November 30, 2022	By: /s/ Name: Dimitrius Oliveira Title: Chief Executive Officer